SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated March 31, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 31, 2017

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Merger by absorption between Telecom Argentina S.A. (the surviving company) and Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Telecom Personal S.A. (the absorbed companies)

I am writing you as Responsible for Market Relations of TELECOM ARGENTINA S.A, following up on the information submitted through the ‘Autopista de la Información Financiera’ on March 17, 2017 related to Relevant Matter with identification number ID 4-467362-D.

In this regard, we inform that today the Board of Directors of Telecom Argentina S.A. (‘Telecom Argentina" or the "Company’), Sofora Telecomunicaciones S.A. (‘Sofora’), Nortel Inversora S.A. (‘Nortel’) and Telecom Personal S.A. (‘Telecom Personal) approved the Preliminary Merger Agreement by which they agree that Telecom Argentina will absorb by merger Nortel, Sofora and Telecom Personal, in accordance with the terms of Sections 82 and 83 of the General Corporate Law, and ad referendum of the corporate and regulatory approvals established in the Preliminary Merger Agreement.

For the purpose of this reorganization, the Board of Directors of Telecom Argentina and the Board of Directors of the Absorbed Companies approved their respective Special Merger Individual Financial Statements and the Special Merger Consolidated Financial Statements, all of them as of December 31, 2016 with the report of the Independent Auditor issued by the Accountant Walter R. Zablocky, certifying accountant for Price Waterhouse & Co.

Regarding the aforementioned corporate reorganization and in order to facilitate the merger process by concentrating the entire capital stock of the Absorbed Company (Telecom Personal) under the ownership of the Surviving Company (Telecom Argentina), The Board of Directors of Nortel and Telecom Argentina approved today the sale of 120,000 shares of Telecom Personal, held by Nortel, to Telecom Argentina, for the amount of P$ 4,000,000, -.

Finally, The Board of Directors of the Company, resolved to summon a General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina to be held on May 23, 2017 at 10 a.m. on the first call, in order to consider the corporate reorganization described herein and the documentation approved by the Board of Directors

In the regulatory deadlines we will submit the documentation provided in section 4 of Chapter II and section 1 and 6 of Chapter X, both of Title II of the Rules of the CNV (NT 2013).

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 3, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations